Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

November 4, 2021

Re:	Meta Platforms, Inc. (f/k/a Facebook, Inc.)

Form 10-K for the Year Ended December 31, 2020

File No. 001-35551

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Austin and Ms. Abramson:

On behalf of our client, Meta Platforms, Inc. (f/k/a Facebook, Inc.), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “SEC”) dated September 21, 2021 relating to the Company’s Form 10-K for the year ended December 31, 2020 (the “Form 10-K”).

For your convenience, we have reproduced the Staff’s comment preceding the Company’s response below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for Fiscal Year Ended December 31, 2020

General

1.	We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings, including with respect to projects and agreements you have entered into to lower your greenhouse gas emissions and your assessments of climate-related risks. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response

The Company respectfully advises the Staff that it prepares its disclosures in accordance with applicable disclosure requirements under U.S. securities laws and regulations (“Applicable Disclosure Requirements”), including with respect to materiality, within the context of the Company’s business, operating results and financial condition, such that the Form 10-K includes the required information that is material to an understanding of the Company’s business and is otherwise responsive to the disclosures required by Form 10-K.

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

The Company is committed to fighting climate change and understands that climate-related disclosures are of interest to a broad range of stakeholders, including its user community, employees, suppliers, the communities in which it operates and many of its shareholders. Consistent with this belief, the Company provides transparency to external stakeholders by voluntarily reporting on climate-related activities in an annual sustainability report, including its greenhouse gas emissions and initiatives to reduce it, efforts to mitigate potentially negative environmental impacts, and other disclosures on its sustainability website at http://www.sustainability.fb.com. However, information that is of interest to a broad range of the Company’s stakeholders is distinguishable from information that is material as defined under Basic Inc. V. Levinson, 485 U.S. 224 (1988) or otherwise required to be disclosed in its SEC filings under U.S. securities laws and regulations, including the Form 10-K.

The Company is in the business of building products that enable people to connect and share with friends and family through mobile devices, personal computers, virtual reality headsets, and in-home devices. The Company generates substantially all of its revenue from selling advertisements, which are displayed on the Company’s online products – Facebook, Instagram and Messenger – as well as third-party applications and websites. As the Company is primarily in the business of providing online products and selling advertisements, its material properties are its headquarters, its offices and its data centers, as disclosed under Part I, Item 2. Properties of the Form 10-K. The Company does not own or operate manufacturing plants, factories or other industrial sites. As such, while the Company is committed to reducing its climate footprint and fighting climate change, it believes the impact of climate change is not material to its business under the Applicable Disclosure Requirements.

The Company therefore respectfully submits that there are no material pending or existing climate-related matters that it reasonably believes were required under the Applicable Disclosure Requirements to be further described in the Form 10-K. With respect to future filings, the Company will continue to monitor and evaluate whether inclusion of any specific material pending or existing climate-related matters may be warranted in response to the Applicable Disclosure Requirements.

Business, page 7

2.	There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filings. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

Response

The Company respectfully advises the Staff that while there have been developments in federal and state legislation and regulation and international accords regarding climate change (“Climate Change Regulation”), it has not identified any such developments impacting its business, financial condition, and results of operations that would be considered material and necessitate disclosure in its Form 10-K under Applicable Disclosure Requirements.

November 4, 2021	2

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

With respect to future filings, the Company expects to continue to assess climate-related risks, including policy, regulatory, and legal risks in the geographies in which it operates and it will continue to evaluate whether any significant developments in Climate Change Regulation may necessitate a disclosure in its filings with the SEC.

Risk Factors, page 12

3.	Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response

The Company respectfully advises the Staff that it regularly conducts assessments of climate-related risks and opportunities to increase its understanding of future climate-related transitional risks that may affect the Company’s business. It also provides information on climate-related risks in its annual sustainability report available at http://www.sustainability.fb.com in an effort to provide transparency to external stakeholders on climate-related activities as discussed in response to the Staff’s comment number 1. However, through a range of risk assessments, and in light of the Company’s business, the Company does not believe there are any material risks that would be required to be disclosed under the Applicable Disclosure Requirements at this time.

4.	Disclose any material litigation risks related to climate change and the potential impact to the company.

Response

The Company respectfully advises the Staff that it regularly monitors its legal exposures and it has not identified any material litigation risks related to climate change that would be required to be disclosed under the Applicable Disclosure Requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including energy use at your offices and data centers, and emissions relating to your server hardware and consumer products;

•	increased demand for goods or services that result in lower emissions than competing products;

•	increased competition to develop innovative new products or services that result in lower emissions; and

•	any anticipated reputational risks resulting from operations, products or services that produce material greenhouse gas emissions.

November 4, 2021	3

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Response

The Company respectfully advises the Staff that it has not identified any material indirect consequences of climate-related regulation or business trends that would be required to be disclosed under the Applicable Disclosure Requirements.

6.	You disclose that your business may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, or other natural disasters. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather as a result of climate change, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Response

The Company respectfully advises the Staff that it regularly assesses its physical climate-related risks. Under the Applicable Disclosure Requirements, it has not experienced any material physical effects of climate change, including as related to the above listed events, on its operations and results that would be required to be disclosed under the Applicable Disclosure Requirements.

7.	Quantify any material increased compliance costs related to climate change.

Response

The Company respectfully advises the Staff that it has not experienced any material increased compliance costs related to climate change required to be disclosed under the Applicable Disclosure Requirements.

* * *

November 4, 2021	4

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Michael Kaplan
Michael Kaplan

cc:	David M. Wehner, Chief Financial Officer

Meta Platforms, Inc.

VIA EDGAR

November 4, 2021	5